Exhibit 99.1

NICE Reports Non-GAAP Revenues of $217 Million and Non-GAAP EPS of $0.57
for the Second Quarter of 2012

Ra’anana, Israel, August 1, 2012 - NICE Systems (NASDAQ: NICE) today announced results for the second quarter ending June 30, 2012.

Second Quarter 2012 non-GAAP Financial and Business Highlights Include:

•	Record revenues of $217 million, up 10% year over year
•	Fully diluted earnings per share of $0.57, an increase of 14% year over year
•	Operating margin increased to 18.8% compared to 18.3% in the second quarter of last year

“We reported solid results for the second quarter of 2012 supported by the growth of our analytics based advanced applications. We expect a stronger second half of the year compared to the first half, and to end the year with growth in bookings, backlog, revenues and profitability. At the same time, macroeconomic headwinds are causing delays in deal closures and we expect that our total revenue growth rate for the full year of 2012 will be lower than we originally expected.” said Zeevi Bregman, President and CEO of NICE Systems.

Mr. Bregman continued, “We are seeing strong growth for our industry leading solutions around Big Data. Our unique real-time analytics, decisioning and guidance capabilities are a strong competitive differentiation for NICE, and enable our customers to make an impact during the interaction or event - at the “decisive moment.” We are providing our customers with the ability to impact the customer interaction or event throughout the full lifecycle, before, during and after, to help them improve business performance and customer experience, enhance compliance and safeguard people and assets.”

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2012:

Revenues: Second quarter 2012 non-GAAP total revenues were a record $216.7 million, up 10.2% from $196.7 million for the second quarter of 2011.

Gross Profit: Second quarter 2012 non-GAAP gross profit and non-GAAP gross margin increased to $143.3 million and 66.1%, respectively, from $127.7 million and 64.9%, respectively, for the second quarter of 2011.

Operating Income: Second quarter 2012 non-GAAP operating profit and non-GAAP operating margin increased to $40.8 million and 18.8%, respectively, from $36.1 million and 18.3%, respectively, for the second quarter of 2011.

Net Income: Second quarter 2012 non-GAAP net income and non-GAAP net margin increased to $35.7 million and 16.5%, respectively, from $32.3 million and 16.4%, respectively, for the second quarter of 2011.

Fully Diluted Earnings Per Share: Second quarter 2012 non-GAAP fully diluted earnings per share increased to $0.57, up 14.0% from $0.50 for the second quarter of 2011.

GAAP Financial Highlights for the Second Quarter Ended June 30, 2012:

Revenues: Second quarter 2012 total revenues increased 8.5% to $212.1 million compared to $195.5 million for the second quarter of 2011.

Gross Profit: Second quarter 2012 gross profit and gross margin were $125.5 million and 59.2%, respectively, compared to $118.7 million and 60.7%, respectively, for the second quarter of 2011.

Operating Income: Second quarter 2012 operating income and operating margin were $9.0 million and 4.3%, respectively, compared to $15.1 million and 7.7%, respectively, for the second quarter of 2011.

Net Income: Second quarter 2012 net income and net margin were $11.2 million and 5.3%, respectively, compared to $15.5 million and 8.0%, respectively, for the second quarter of 2011.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2012 was $0.18 compared to $0.24 for the second quarter of 2011.

Operating Cash Flow and Cash Balance: Second quarter 2012 operating cash flow was $11.8 million. In the second quarter, approximately $20.0 million was used for acquisitions and $29.9 million was used for share repurchases. As of June 30, 2012, total cash and cash equivalents, short term investments and marketable securities were $439.1 million, with no debt.

Third Quarter and Full Year 2012 Guidance:

Third Quarter 2012: Third quarter non-GAAP total revenues for 2012 are expected to be in a range of $217 million to $225 million. Third quarter non-GAAP fully diluted earnings per share for 2012 are expected to be in a range of $0.56 to $0.60.

Full Year 2012: The Company updated full year 2012 non-GAAP total revenues and fully diluted earnings per share. Full year 2012 non-GAAP total revenues are expected to be in a range of $890 million to $910 million. Full year non-GAAP fully diluted earnings per share for 2012 is expected to be in a range of $2.28 to $2.38.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, August 1, 2012 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-311600, United Kingdom 0-800-678-1161, Israel 1809242041. The Passcode is 286 385. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 48 hours after the live broadcast, and may be accessed by dialing: United States 1-877-4826144, International +44(0)20-7136-9233, United Kingdom 0-800-085-8299. The Passcode for the replay is 25007802.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation expenses and certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$85,797	$87,852	$177,106	$169,154
Services	126,309	107,599	245,362	211,594
Total revenue	212,106	195,451	422,468	380,748

Cost of revenue:
Product	30,482	28,732	62,387	55,735
Services	56,116	48,068	111,797	92,266
Total cost of revenue	86,598	76,800	174,184	148,001

Gross profit	125,508	118,651	248,284	232,747

Operating Expenses:
Research and development, net	28,594	26,853	58,816	52,754
Selling and marketing	57,043	48,608	110,221	98,979
General and administrative	22,617	22,013	49,463	46,090
Amortization of acquired intangible assets	8,236	6,047	16,139	11,444
Total operating expenses	116,490	103,521	234,639	209,267

Operating income	9,018	15,130	13,645	23,480

Finance and other income, net	1,115	2,560	4,518	5,379

Income before taxes on income	10,133	17,690	18,163	28,859
Taxes on income	(1,047)	2,141	(824)	5,163

Net income	$11,180	$15,549	$18,987	$23,696

Basic earnings per share	$0.18	$0.24	$0.31	$0.37

Diluted earnings per share	$0.18	$0.24	$0.30	$0.36

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	61,163	63,596	61,292	63,579
Diluted earnings per share	62,743	65,052	62,812	64,994

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2012	2011	2012	2011
GAAP revenues	$212,106	$195,451	$422,468	$380,748
Valuation adjustment on acquired deferred product revenue	1,737	897	3,701	2,403
Valuation adjustment on acquired deferred service revenue	2,862	310	5,688	503
Non-GAAP revenues	$216,705	$196,658	$431,857	$383,654

GAAP cost of revenue	$86,598	$76,800	$174,184	$148,001
Amortization of acquired intangible assets on cost of product	(11,069)	(7,279)	(21,189)	(14,007)
Amortization of acquired intangible assets on cost of services	(1,018)	-	(1,709)	-
Valuation adjustment on acquired deferred cost of services	14	145	96	333
Cost of product revenue adjustment (1,2,4)	(140)	(74)	(289)	(228)
Cost of services revenue adjustment (1,2,3,4)	(977)	(641)	(2,055)	(1,392)
Non-GAAP cost of revenue	$73,408	$68,951	$149,038	$132,707

GAAP gross profit	$125,508	$118,651	$248,284	$232,747
Gross profit adjustments	17,789	9,056	34,535	18,200
Non-GAAP gross profit	$143,297	$127,707	$282,819	$250,947

GAAP operating expenses	$116,490	$103,521	$234,639	$209,267
Research and development (1,2,3)	(918)	(1,064)	(2,106)	(2,281)
Sales and marketing (1,2,3)	(2,517)	(2,070)	(4,646)	(4,287)
General and administrative (1,2,3)	(2,128)	(2,694)	(4,708)	(5,077)
Amortization of acquired intangible assets	(8,236)	(6,047)	(16,139)	(11,444)
Acquisition related expenses (4)	(208)	-	(4,348)	(5,406)
Non-GAAP operating expenses	$102,483	$91,646	$202,692	$180,772

GAAP taxes on Income	$(1,047)	$2,141	$(824)	$5,163
Tax adjustments re non-gaap adjustments	7,326	4,177	14,196	7,821
Non-GAAP taxes on income	$6,279	$6,318	$13,372	$12,984

GAAP net income	$11,180	$15,549	$18,987	$23,696
Valuation adjustment on acquired deferred revenue	4,599	1,207	9,389	2,906
Valuation adjustment on acquired deferred cost of services	(14)	(145)	(96)	(333)
Amortization of acquired intangible assets	20,323	13,326	39,037	25,451
Share-based compensation (1)	6,143	5,335	12,751	10,988
Re-organization expenses (2)	422	709	746	910
Acquisition related compensation expense (3)	115	499	263	1,361
Acquisition related expenses (4)	208	-	4,392	5,412
Tax adjustments re non-gaap adjustments	(7,326)	(4,177)	(14,196)	(7,821)
Non-GAAP net income	$35,650	$32,303	$71,273	$62,570

GAAP diluted earnings per share	$0.18	$0.24	$0.30	$0.36

Non-GAAP diluted earnings per share	$0.57	$0.50	$1.13	$0.96

Shares used in computing US GAAP diluted earnings per share	62,743	65,052	62,812	64,994

Shares used in computing Non-GAAP diluted earnings per share	62,743	65,052	62,812	64,994

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

		Quarter ended		Year to date
		June 30,		June 30,
		2012	2011	2012	2011
	Cost of product revenue	$(140)	$(74)	$(284)	$(162)
	Cost of service revenue	(972)	(619)	(1,947)	(1,292)
	Research and development	(791)	(734)	(1,712)	(1,445)
	Sales and marketing	(2,112)	(1,997)	(4,100)	(4,007)
	General and administrative	(2,128)	(1,911)	(4,708)	(4,082)
		$(6,143)	$(5,335)	$(12,751)	$(10,988)

(2)	Re-organization expenses

		Quarter ended		Year to date
		June 30,		June 30,
		2012	2011	2012	2011
	Cost of product revenue	$-	$-	$-	$(60)
	Cost of service revenue	-	-	(52)	-
	Research and development	(31)	-	(177)	(141)
	Sales and marketing	(391)	-	(517)	-
	General and administrative	-	(709)	-	(709)
		$(422)	$(709)	$(746)	$(910)

(3)	Acquisition related compensation expense

		Quarter ended		Year to date
		June 30,		June 30,
		2012	2011	2012	2011
	Cost of service revenue	$(5)	$(22)	$(17)	$(100)
	Research and development	(96)	(330)	(217)	(695)
	Sales and marketing	(14)	(73)	(29)	(280)
	General and administrative	-	(74)	-	(286)
		$(115)	$(499)	$(263)	$(1,361)

(4)	Acquisition related expenses

		Quarter ended		Year to date
		June 30,		June 30,
		2012	2011	2012	2011
	Cost of product revenue	$-	$-	$(5)	$(6)
	Cost of service revenue	-	-	(39)	-
	Research and development	-	-	(31)	(32)
	Sales and marketing	-	-	100	(2,207)
	General and administrative	(208)	-	(4,417)	(3,167)
		$(208)	$-	$(4,392)	$(5,412)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$126,289	$204,437
Short-term investments	186,943	144,003
Trade receivables	130,827	126,981
Other receivables and prepaid expenses	43,298	43,941
Inventories	11,760	13,404
Deferred tax assets	12,301	10,405

Total current assets	511,418	543,171

LONG-TERM ASSETS:
Marketable securities	125,902	214,136
Other long-term assets	29,999	28,890
Property and equipment, net	35,169	28,299
Other intangible assets, net	260,094	158,153
Goodwill	682,299	609,187

Total long-term assets	1,133,463	1,038,665

TOTAL ASSETS	$1,644,881	$1,581,836

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$26,984	$19,014
Deferred revenues and advances from customers	187,013	160,242
Accrued expenses and other liabilities	186,639	190,372

Total current liabilities	400,636	369,628

LONG-TERM LIABILITIES:
Deferred tax liabilities	67,073	27,766
Other long-term liabilities	25,205	25,798

Total long-term liabilities	92,278	53,564

SHAREHOLDERS' EQUITY	1,151,967	1,158,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,644,881	$1,581,836

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$11,180	$15,549	$18,987	$23,696
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	24,654	17,201	47,465	32,828
Stock based compensation	6,143	5,335	12,751	10,988
Excess tax benefit from share-based payment arrangements	(27)	(85)	(62)	(469)
Net recognized losses (gains) on investments and derivatives	112	1,048	(949)	1,287
Gain on sale of intangible assets	-	-	(1,125)	-
Deferred taxes, net	(7,232)	(4,177)	(13,709)	(6,925)
Changes in operating assets and liabilities:
Trade Receivables	(862)	(2,241)	10,919	(7,885)
Other receivables and prepaid expenses	5,299	3,946	5,234	(715)
Inventories	1,147	(1,924)	1,901	(2,626)
Trade payables	3,485	449	7,139	(2,999)
Accrued expenses and other current liabilities	(31,935)	(8,274)	(6,186)	35,345
Other long-term liabilities	(186)	825	(397)	614

Net cash provided by operating activities	11,778	27,652	81,968	83,139

Investing Activities

Purchase of property and equipment	(7,067)	(4,304)	(13,678)	(7,492)
Proceeds from sale of property and equipment	37	19	1,007	19
Purchase of investments	(70,311)	(68,535)	(72,739)	(119,243)
Proceeds from investments	78,126	97,081	123,558	156,331
Capitalization of software development costs	(367)	(312)	(755)	(539)
Proceeds from sale of intangible assets,net	(375)	-	1,125	-
Payments for acquisitions, net of cash acquired	(20,000)	(49)	(155,503)	(64,947)

Net cash provided by (used in) investing activities	(19,957)	23,900	(116,985)	(35,871)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	15,023	8,105	22,724	14,981
Purchase of treasury shares	(29,880)	(28,807)	(65,119)	(30,972)
Excess tax benefit from share-based payment arrangements	27	85	62	469

Net cash used in financing activities	(14,830)	(20,617)	(42,333)	(15,522)

Effect of exchange rates on cash and cash equivalents	(194)	934	(798)	1,334

Net change in cash and cash equivalents	(23,203)	31,869	(78,148)	33,080
Cash and cash equivalents, beginning of period	149,492	110,737	204,437	109,526

Cash and cash equivalents, end of period	$126,289	$142,606	$126,289	$142,606